Exhibit 99.3

Pharvaris N.V.

Unaudited Condensed Consolidated Interim Financial Statements

At March 31, 2021

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

For the three months ended March 31,

		2021	2020
	Notes	€	€
Research and development expenses	3	(8,071,451)	(2,403,401)
General and administrative expenses	4	(3,771,693)	(842,561)
Total operating expenses		(11,843,144)	(3,245,962)

Net foreign exchange income/(loss)	6	5,818,856	(30,573)
Loss before income tax		(6,024,288)	(3,276,535)

Income taxes	7	(18,589)	—
Loss for the period		(6,042,877)	(3,276,535)

Other comprehensive income/(loss)
Exchange gains arising on translation of foreign operations		1,249	—

Total comprehensive loss attributable to:
Equity holders of the Company		(6,041,628)	(3,276,535)

Loss per share attributable to the equity holders of the Company during the periods
Basic and diluted loss per share:	18	(0.66)	(0.68)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of financial position

		March 31, 2021	December 31, 2020
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	55,507	48,503
Current assets
Deferred tax assets	7	103,965	99,339
Receivables	9	541,316	569,578
Other current assets	10	5,004,581	1,753,327
Cash and cash equivalents	11	238,323,577	98,628,871
Total assets		244,028,946	101,099,618

Equity and liabilities
Equity
Share capital	12	3,971,352	235,693
Share premium		278,302,169	138,034,580
Other reserves		4,041,324	1,979,875
Currency translation reserve		(3,116)	(4,365)
Accumulated loss		(50,734,634)	(44,459,954)
Total equity		235,577,095	95,785,829

Current liabilities
Trade and other payables	13	4,315,827	846,952
Accrued liabilities	14	4,136,024	4,466,837
Total liabilities		8,451,851	5,313,789
Total equity and liabilities		244,028,946	101,099,618

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of changes in equity

For the three months ended March 31, 2021

		Share capital	Share premium	Other reserves	Currency translation reserve	Accumulated losses	Total Equity
	Notes	€	€	€	€	€	€
Balance at January 1, 2020		130,962	36,624,697	392,139	—	(18,474,250)	18,673,548
Total comprehensive loss		—	—	—	—	(3,276,355)	(3,276,355)
Issue of share capital	12	—	—	—	—	—	—
Transaction costs on issue of shares		—	—	—	—	—	—
Share-based payments	17	—	—	293,717	—	—	293,717
Balance at March 31, 2020		130,962	36,624,697	685,856	—	(21,750,605)	15,690,910

Balance at January 1, 2021		235,693	138,034,580	1,979,875	(4,365)	(44,459,954)	95,785,829
Total comprehensive loss		—	—	—	—	(6,042,877)	(6,042,877)
Increase in par value	12	2,592,621	(2,592,621)	—	—	—	—
Issue of share capital	12	1,141,329	156,014,570	—	—	—	157,155,899
Transaction costs on issue of shares		—	(13,154,360)	—	—	—	(13,154,360)
Currency translation reserve		—	—	—	1,249	—	1,249
Shares issued upon exercise of RSUs	17	1,709		(35,161)		(231,803)	(265,255)
Share-based payments	17	—	—	2,096,610			2,096,610
Balance at March 31, 2021		3,971,352	278,302,169	4,041,324	(3,116)	(50,734,634)	235,577,095

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31,

		2021	2020
	Notes	€	€
Operating activities
Loss before tax		(6,024,288)	(3,276,355)
Non-cash adjustments to reconcile loss before tax to net cash flows from operations:
Share-based payment expense	17	2,096,610	293,717
Depreciation expense	4	3,061	1,105
Net foreign exchange (gain)/loss		(5,905,895)	19,109
Finance costs	6	(87,040)	(11,464)

Changes in working capital:
Decrease/(Increase) in receivables		28,262	(318,260)
Increase in other current assets		(4,463,880)	—
Increase in trade and other payables		3,500,664	702,490
Increase in accrued liabilities		652,900	276,082
Paid interest		—	(11,464)
Net cash flows used in operating activities		(10,199,606)	(2,325,040)

Investing activities
Purchase of property, plant and equipment	8	(10,065)	(14,292)
Net cash flows used in investing activities		(10,065)	(14,292)

Financing activities
Proceeds from issue of shares	12	157,155,899	—
Transaction costs on issue of shares		(13,154,360)	—
Net cash flows provided by financing activities		144,001,539	—

Net increase (decrease) in cash and cash equivalents		133,791,868	(2,339,332)
Cash and cash equivalents at the beginning of the period		98,628,871	20,326,372
Effect of exchange rate changes		5,902,838	(15,306)
Cash and cash equivalents at the end of the period	11	238,323,577	17,971,734

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Notes to the unaudited condensed consolidated interim financial statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. (formerly Pharvaris B.V.) and its subsidiaries.

1.1 Corporate information

Pharvaris N.V. was incorporated on March 31, 2015 and is based in Leiden, the Netherlands.

The address of its registered office is J.H. Oortweg 21, Leiden. It has been registered at the Chamber of Commerce under file number 64239411.

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema.

The unaudited condensed consolidated interim financial statements of Pharvaris N.V. (the “Company” or “Pharvaris”) and its subsidiaries (collectively, “The Group”) as at March 31, 2021 and December 31, 2020, and for the three months ended March 31, 2021 and 2020 were authorised for issue in accordance with a resolution of the directors on May 26, 2021.

1.2 Group information

Subsidiaries

The unaudited condensed consolidated interim financial statements of the Group include:

		Country of	% of equity interest as March 31,
Name	Legal seat	incorporation	2021	2020
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%

The ultimate parent company

The ultimate parent company of the Group is Pharvaris N.V., which is based in the Netherlands.

Major developments during the three months ended March 31, 2021

On January 1, 2021 Dr. M.E. Rome resigned as member of the Board of directors. On the same date the shareholders’ approved the appointment of Dr. D. Meeker and Dr. R. Glassman as members of the Board of directors.

On February 5, 2021, the Company’s ordinary shares began trading on the Nasdaq Stock Exchange. On the same date the Company converted from a Dutch limited liability company (B.V.) to a Dutch public limited liability company (N.V.).

On February 9, 2021 the Company completed its initial public offering (“IPO”). The total gross proceeds from the IPO were USD 190.2 million and the total net proceeds raised from the IPO, after deducting underwriting discounts, were USD 176.9 million.

On May 1, 2021 Dr. R. Gaster resigned as member of the Board of directors.

On May 12, 2021, the Company announced the expansion of their leadership team through the appointment of Dr. W. Souverijns, as Chief Community Engagement & Commercial Officer.

On May 26, 2021, the Company announced that the Board has nominated Ms. V. Monges to be appointed to the Board of Directors by the General Meeting at the Company's annual general meeting 2021 and, contingent on her appointment by the General Meeting, Ms. V. Monges will be the Chair of the Audit Committee.

2. Summary of significant accounting policies

2.1 Basis of preparation

The unaudited condensed consolidated interim financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s annual consolidated financial statements as at and for the year ended December 31, 2020 (‘last annual financial statements’). These unaudited condensed consolidated interim financial statements do not include all the information required for a complete set financial statements prepared in accordance with IFRS as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis. Unless otherwise stated, the unaudited condensed consolidated interim financial statements are presented in euros and all values are rounded to the nearest EUR (€), except per share amounts.

2.2 Going concern

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema. These therapies will need to go through clinical development trials to achieve regulatory approval for commercialization. Therefore, Pharvaris is incurring annual research and development and other operating costs and has no revenues to date (as is typical in the biotech industry for development stage and early commercial stage companies). As such, Pharvaris anticipates on-going negative operating cash flows for several years before the company has a product candidate ready for commercialization, if proven successful. This makes the Group dependent on external capital sources, debt capital and equity capital. The Group is currently fully financed by equity capital.

As of March 31, 2021 and December 31, 2020 the Group had cash of €238.3 million and €98.6 million, respectively. The Group incurred net losses of €6.0 million in the three months ended March 31, 2021 and €3.3 million in the same period in 2020 and negative operating cash flows of €10.2 million and € 2.3 million in the three months ended March 31, 2021 and 2020 respectively.

The Group does not expect positive operating cash flows in the foreseeable future and remains dependent on additional financings to fund its research and development expenses, general and administrative expenses and financing costs. However, the Group believes that the available cash balances are sufficient to execute the Group’s operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for a period of at least twelve months after the signing date of these unaudited condensed consolidated interim financial statements. Accordingly, unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

Impact of COVID-19

The outbreak of a novel strain of the coronavirus, specifically identified as “COVID-19”, has spread globally. COVID-19 is a virus causing potentially deadly respiratory tract infections and has impacted the global economy. In March 2020, the World Health Organization declared COVID-19 a pandemic.

The Group has taken appropriate measures to protect the safety of the employees and continuously monitors and evaluates the situation regarding COVID-19. The COVID-19 outbreak has delayed, and may continue to delay, enrollment in our clinical trials. The Group experienced an approximate two-month delay in starting the enrollment of our now completed Phase 1 multiple ascending dose study of PHA121 in healthy volunteers as a result of COVID-19.

The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials, and the inability of our CDMOs to provide supplies of our product candidates for our planned clinical trials, on a timely basis or at all. Further, it may impact the ability of our CROs, including non-clinical CROs, to provide services to support our clinical program. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and the actions to contain COVID-19 or treat its impact, among others. If we are unable to meet our milestones it might jeopardize our funding opportunities.

In addition, the COVID-19 pandemic has already caused, and is likely to result in further, significant disruptions and uncertainties in global financial markets, which may reduce our ability to access capital on favorable terms or at all. A recession, depression or other sustained adverse market event resulting from the spread of COVID-19 could also materially and adversely affect our business and the value of our ordinary shares.

The Group continuously monitors the situation regarding COVID-19, and the possible impact on the CROs, contract manufacturing organizations and clinical sites performing research and development activities for the Group. All efforts are made to develop alternatives to limit the impact of COVID-19 going forward.

The ultimate impact of the COVID-19 pandemic is uncertain and subject to change. Management does not expect that COVID-19 will have a material adverse effect on the financial condition or liquidity of the Company.

2.3 Use of judgements and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for the share options granted, refer to note 17.

2.4 Change in significant accounting policies

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements as at and for the year ended December 31, 2020.

3. Research and development expenses

	For the three months ended March 31
	2021	2020
	€	€
Personnel expenses (Note 5)	(2,008,496)	(456,387)
Clinical expenses	(3,265,702)	(1,179,563)
Pre-clinical expenses	(962,053)	(354,889)
Manufacturing costs	(1,318,192)	(411,687)
License costs	(500,000)	(—)
Intellectual Property costs	(17,008)	(875)
	(8,071,451)	(2,403,401)

Development expenses are currently not capitalized but are recorded in the unaudited condensed consolidated statements of profit or loss and other comprehensive income because the recognition criteria for capitalization are not met.

Clinical expenses include costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs.

Pre-clinical expenses include costs of our outsourced discovery, preclinical and nonclinical development studies.

Manufacturing expenses include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities.

License costs consist of a milestone payment of €500,000 was paid to AnalytiCon upon commencement of Phase 2 development.

4. General and administrative expenses

	For the three months ended March 31
	2021	2020
	€	€
Personnel expenses (Note 5)	(1,241,065)	(158,448)
Consulting fees	(229,317)	(257,393)
Professional fees	(807,913)	(130,118)
Accounting, tax and auditing fees	(438,130)	(83,329)
Facilities, communication & office expenses	(951,581)	(102,993)
Travel expenses	(794)	(22,786)
Other expenses	(102,893)	(87,494)
	(3,771,693)	(842,561)

In 2021 the Group entered into a number of lease arrangements, which were assessed to be short-term leases (with a lease term of 12 months equaling its non-cancellable period). The total outflow for the leases in the first quarter of 2021 was €42,652 (2020: €37,122) and is included in the Facilities, communication & office expenses line.

Depreciation expense of €3,061 (2020: €1,105) related to property, plant and equipment and is included in the other expenses line.

5. Personnel expenses

	For the three months ended March 31
	2021	2020
	€	€
Wages and salaries	(1,011,675)	(278,262)
Pension charges	(29,962)	(5,408)
Other social security charges	(111,314)	(37,448)
Share-based payments	(2,096,610)	(293,717)
	(3,249,561)	(614,835)

The average number of staff (in FTEs) employed by the Group in the three months ended March 31, 2021 was 14 (2020: 5).

6. Net foreign exchange income/(loss)

	For the three months ended March 31
	2021	2020
	€	€
Foreign exchange differences	5,905,896	(19,109)
Interest expenses over bank balances	(82,212)	(11,143)
Other finance expenses	(4,828)	(321)
	5,818,856	(30,573)

7. Income taxes

	For the three months ended March 31
	2021	2020
	€	€
Current income tax expense	(18,589)	—
Deferred taxes	—	—
	(18,589)	—

The tax expenses over the three months ended March 31, 2021 relate to the Company's US subsidiary as the result of a cost-plus agreement between the US entity and Group's principal entity resulting in a taxable profit in the United States of America.

Reconciliation of income tax benefit at statutory tax rate and the income tax expense as reported in the unaudited condensed consolidated statement of profit or loss and other comprehensive income is as follows:

	For the three months ended March 31
	2021	2020
	€	€
Loss before income tax	(6,024,288)	(3,276,355)
Income tax benefit at statutory income tax rate of 25%	(1,506,072)	(819,089)
Temporary differences for which no deferred tax assets/liabilities have been recognized	(22,049)	486,754
Non-deductible expenses for tax purposes	(95,538)	74,579
Current year losses for which no deferred tax asset has been recognized	(369,240)	262,659
Differences in overseas tax rates	2,011,488	(5,105)
Other	—	202
Income tax expense	18,589	—

The effect of current year losses for which no DTA has been recognized includes the offsetting effect from the derecognition of losses reported through equity/ consolidated statement of profit or loss and other comprehensive income.

The differences in the overseas tax rates are mainly due to the lower tax rate in Switzerland compared to the statutory income tax rate in the Netherlands.

The effective tax rate is 0.3% for the three months ended March 31, 2021(2020: 0%).

Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.

The Group has tax loss carry-forwards of approximately €63.7 million as of March 31, 2021 (2020: €3.4 million), that are available for offsetting against future taxable profits of the companies in which the losses arose. Under Dutch tax law, for years prior to 2019, profits in a given year can be offset against tax loss carry forwards for up to nine years. In 2019, the Dutch tax law was revised to limit the carry forward period to six years. Under Swiss law, losses can be offset against future income or capital gains for seven years.

Tax loss carry-forwards incurred in current and prior years will expire as follows:

Year	Switzerland	Netherlands	Tax losses
	€ million	€ million	€ million
2025	—	3.9	3.9
2026	—	4.5	4.5
2027	33.8	7.8	41.6
2028	13.7	—	13.7
Total carry-forward losses	47.5	16.2	63.7

The DTA on losses not recognized partly relates to an effect through P&L and partly to an effect through equity.

Deferred tax

Deferred tax assets relating to losses carried forward have not been recognized, and deferred tax assets on deductible temporary differences in excess of deferred tax liabilities on taxable temporary differences have not been recognized in the consolidated statement of profit or loss and other comprehensive income. Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses can be utilized.

Movements in deferred tax balances

	R&D expenses	Other receivables	Accrued expenses	Total
Deferred tax assets	€	€	€
At January 1, 2021	1,964,583	—	99,339	2,063,922
(Charged)/credited
- Profit or loss	—	—	—	—
- Currency translation differences	—	—	4,626	4,626
At March 31, 2021	1,964,583	—	103,965	2,068,548

Deferred tax liability
At January 1, 2021	—	(1,964,583)	—	(1,964,583)
(Charged)/credited
- Profit or loss	—	—	—	—
At March 31, 2021	—	(1,964,583)	—	(1,964,583)
Net deferred tax assets at March 31, 2021				103,965

8. Property, plant and equipment

	Notes	Office equipment	Total
		€	€
Balance at December 31, 2020
Opening net book amount		48,503	48,503
Additions		10,065	10,065
Depreciation expense	4	(3,061)	(3,061)
Balance at March 31, 2021		55,507	55,507

Balance at March 31, 2021
Cost		66,518	66,518
Accumulated depreciation		(11,011)	(11,011)
Net book amount		55,507	55,507

During the three months ended March 31, 2021, the Group acquired assets with a cost of €10,065 (December 31, 2020: €42,977). The acquisitions during the three months ended March 31, 2021 and 2020 were related to equipment, tools and installations.

9. Receivables

	March 31, 2021	December 31, 2020
	€	€
VAT receivables	541,316	569,578
	541,316	569,578

10. Other current assets

	March 31, 2021	December 31, 2020
	€	€
Prepayments	5,004,581	540,701
Other assets	—	1,212,626
	5,004,581	1,753,327

Prepayments mainly relates to prepaid insurance, retention bonus to personnel and prepaid rent.

Other assets per December 31, 2020, mainly consist of deferred transaction costs related to Group’s IPO, which was completed in February, 2021. The balance was reclassified to the share premium at completion of the IPO.

11. Cash and cash equivalents

Cash and cash equivalents comprise of cash in bank and are not subject to any restriction.

12. Equity

On March 31, 2021, the Company’s authorized share capital amounted to €14,100,000 divided into 58,750,000 ordinary shares and 58,750,000 preferred shares, each with a nominal value of €0.12. As at March 31, 2021, a total number of ordinary shares issued was 33,094,593 (2020: 23,569,276). On March 31, 2021, the issued share capital totalled to €3,971,352 (2020: €235,693).

Ordinary shares hold the right to one vote per share.

Issued shares

	March 31, 2021	December 31, 2020
Ordinary shares	33,094,593	4,850,000
Preferred shares A	—	5,242,850
Preferred shares B	—	7,650,147
Preferred shares C	—	5,826,279
	33,094,593	23,569,276

On February 5, 2021, the Company became public by listing its ordinary shares on the Nasdaq Stock Exchange. On the same date all Preferred shares A, Preferred shares B and Preferred shares C were automatically converted to ordinary shares and 9,511,075 shares were issued. Together with the issuance of the ordinary shares, the par value of each share was increased from €0.01 to €0.12.

13. Trade and other payables

	March 31, 2021	December 31, 2020
	€	€
Trade payables	3,884,617	656,448
Tax and social security liabilities	431,210	190,504
	4,315,827	846,952

14. Accrued liabilities

	March 31, 2021	December 31, 2020
	€	€
Consulting and accounting fees	1,334,062	1,505,304
Clinical expenses	655,889	635,820
Manufacturing expenses	820,925	970,587
Pre-clinical expenses	267,021	421,429
Personnel expenses	953,758	875,238
Other expenses	104,369	58,459
	4,136,024	4,466,837

15. Risk management activities

Group’s risk management activities are the same as disclosed in note 16 of the consolidated financial statements as of and for the year ended December 31, 2020, except for the following:

Foreign Currency Risk

The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar. We received the proceeds from our initial public offering in February 2021 in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

Interest Rate Risk

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash. This investment policy establishes minimum ratings for institutions with which we hold cash.

16. Fair values

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

17. Share-based payments

In 2016, the Company implemented an Equity Incentive Plan (the “Plan”) in order to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. This plan has been superseded by the 2021 long term incentive plan (“LTIP”).

Set out below is an overview of changes in the Stock Options and Restricted Stock Units (“RSUs”) during the three months ended March 31, 2021.

	Stock Options		RSUs
	Outstanding options	Weighted average exercise price	Outstanding RSUs	Weighted average purchase price
Outstanding December 31,2020	1,465,295	1.85	153,595	0.01
Granted	980,000	15.64	—	—
Exercised	—	—	(25,295)	0.01
Forfeited	—	—	—	—
Outstanding March 31,2021	2,445,295	8.79	128,300	0.00

On January 1, 2021 the Company granted a total of 107,000 stock options to members of key management with an exercise price of €7.25 per share with a final exercise date of December 31, 2030 unless forfeited or exercised on an earlier date. On February 4, 2021, a total of 873,000 stock options were granted to members of key management with an exercise price of $20 per share with a final exercise date of February 3, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

On February 3, 2020 132,000 stock options were granted to a member of key management with an exercise price of €2.38 per share with a final exercise date of February 2, 2030 unless forfeited or exercised on an earlier date. Each of 2020, 2021, 2022 is a performance period. The Board needs to determine the performance goals for the related performance period before September 30 of the respective year. On July 13, 2020 the performance goals for 2020 were determined and the fair value of the 44,000 stock options was reassessed for the stock options subject to the performance goals for 2020.  The fair value of the 88,000 stock options related to the performance periods 2021 and 2022 was reassessed on March 31, 2021.

For the three months ended March 31, 2021, the Group recognized €2,096,610 of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (loss) (three month ended March 31, 2020: €293,717).

As of March 31, 2021, a total number of 707.767 of the granted stock options have vested (March 31, 2020: nil), of which 314,917 stock options are exercisable (March 31, 2020: nil)

The inputs used in the measurement of the fair value per option at each grant/ measurement date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	March 31, 2021	February 4, 2021	January 1, 2021
Number of options	88,000	873,000	107,000
Fair value of the options	€22.50	€11.88	€6.08
Fair value of the ordinary shares	€23.86	€16.69	€7.25
Exercise price	€2.38	€16.69	€7.25
Expected volatility (%)	85%	85%	85%
Expected life (years)	6.0	6.1	6.0
Risk-free interest rate (%)	(0.6)%	0.8%	(0.6)%
Expected dividend yield	—	—	—

Expected volatility is based on an evaluation of the historical volatilities of comparable listed biotech-companies over the most recent historical period that commensurate with the expected option life. The expected life is based on Management’s best estimate of when the options will be exercised. The risk-free interest rate is based on the yield on German government Strip bonds and US Governments bonds, with tenure equal to the expected life. The expected dividend yield is zero considering the stage of the Group.

On February 5, 2021, the Company’s ordinary shares began trading on the Nasdaq Stock Exchange. From that date, the shares of the Company were traded at a regulated stock exchange. For the determination of the fair value on the grant date, the opening price on the grant date is used.

Reference is made to Note 5 for allocation of expenses in lines of the unaudited condensed consolidated statement of income or loss and other comprehensive income (loss).

18. Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the three months ended March 31, 2021 and March 31,2020.

The Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share attributable to ordinary stockholders as the effect of including them would be antidilutive.

Potentially dilutive shares that were not included in the diluted per share calculations because they would be anti-dilutive were 5,242,850 Series A preferred shared and 3,003,391 Series B preferred shares as of March 31, 2020. All the preferred shares were converted to common shares on the date that the Company completed its listing at Nasdaq. All the options outstanding as of March 31, 2021 and 2020 were anti-dilutive and were not included in the diluted per share calculations.

	March 31, 2021	March 31, 2020
	€	€
Loss attributable to equity holders of the Company	(6,041,628)	(3,276,355)
Weighted average number of ordinary shares outstanding	9,104,630	4,850,000
Basic and diluted loss per share	(0.66)	(0.68)

19. Commitments and Contingencies

Claims

There are no material claims known to management related to the activities of the Group.

Research and development commitments

The Group’s research and development commitments amounted to €11,278,000 as at March 31, 2021 (December 31, 2020: €11,351,000), all of which are due within 3 years.

Contingencies

The Group had no contingent liabilities and no contingent assets as at March 31, 2021 and at March 31, 2020, respectively.

20. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial period.

Charité Research Organisation GmbH (Charité CRO)

Dr Knolle, who has served as Chief Scientific Officer and Chief Operating Officer since its inception, is a member of the board of Charité CRO. The Group has entered into a service contract with Charité CRO according to which Charité CRO provides services supporting research for the Group. The aggregate transaction value of the transactions with Charité CRO during the three months ended March 31, 2021 and 2020 were €608 and €600,292, respectively. The outstanding balances with Charité CRO amounts €608 and €3,692 on March 31, 2021 and December 31, 2020, respectively.

Key management personnel compensation

	Three months ended March 31,
	2021	2020
Short term employee benefits	541,228	425,082
Post employee benefits	15,477	—
Share-based payments	1,297,662	131,295
Total	1,854,367	556,377

An amount of €32,000 (2020: 247,000) of the short-term employee benefits is capitalized in the unaudited condensed consolidated statements of financial position and will be recognized in the Group’s statements of profit or loss and other comprehensive income in the period between April 2021 and June 2021.

A total of 980,000 stock options are granted to key management during the three months ended March 31, 2020. Refer to note 17 for disclosures on the share-based payments.

The Group engages several management entities for the purpose of providing key management services to the Group. The aggregate value of transactions related to key management personnel, or entities which they control were €764,258 and €457,034 in the three months ended March 31, 2021 and 2020, respectively.

The outstanding balances payable to key management personnel, or entities which they control, as per March 31, 2021 and December 31, 2020 were €585,566 and €57,920, respectively.

21. Events after the reporting period

The Company has evaluated subsequent events through May 26, 2021, which is the date the condensed consolidated interim financial statements were authorized for issuance, and identified the following:

On April 29, 2021, the Company announced that Dr. Gaster will transition off of the Board of directors to focus on new investments, effective May 1, 2021.

On May 1, 2021, Dr. R. Gaster resigned as member of the Board of directors.

On May 12, 2021, the Company announced the expansion of their leadership team through the appointment of Dr. W. Souverijns, as Chief Community Engagement & Commercial Officer.

On May 26, 2021, the Company announced that the Board has nominated Ms. V. Monges to be appointed to the Board of Directors by the General Meeting at the Company's annual general meeting 2021 and, contingent on her appointment by the General Meeting, Ms. V. Monges will be the Chair of the Audit Committee.

Signatories to the unaudited condensed consolidated interim financial statements

Leiden, May 26, 2021

Pharvaris N.V.

Board of directors

D. Meeker	M. Kleijwegt

R.P.L. Droller	B.A.E. Modig

R. Glassman	J.G.C.P. Schikan